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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

READY MIX, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
755747102
(CUSIP Number)
Meadow Valley Corporation
4602 E. Thomas Rd.
Phoenix, Arizona 85018
(602) 437-5400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	755747102

1	NAMES OF REPORTING PERSONS: Meadow Valley Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	7	SOLE VOTING POWER:

NUMBER OF		2,501,550

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,501,550

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,501,550

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	65.7% of Common Stock (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC
(1)	Based on 3,807,500 shares of Common Stock of the Issuer outstanding as of May 2, 2007, according to the Form 10-Q filed by the Issuer on May 9, 2007.

SCHEDULE 13D
Item 1. SECURITY AND ISSUER
     This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ready Mix, Inc. (the “Issuer”), having its principal executive offices at 3430 East Flamingo Road, Suite 100, Las Vegas, Nevada 89121.
Item 2. IDENTITY AND BACKGROUND
     This Schedule 13D is filed by Meadow Valley Corporation, a Nevada corporation (“Meadow Valley”). Meadow Valley is principally engaged in the construction industry as both a provider of construction services and a supplier of construction materials, and has its principal executive offices at 4602 East Thomas Road, Phoenix, Arizona 85018. Prior to the completion of the Issuer’s public offering in August of 2005, it had been funded, owned and controlled by Meadow Valley. Prior to July 2, 2007, Meadow Valley owned approximately 53% of the Issuer’s common stock. On July 2, 2007, Meadow Valley purchased additional shares of the Issuer’s Common Stock in the open market and as of the date of this Schedule 13D owns approximately 65.7% of the Issuer’s common stock.
     The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of Meadow Valley is set forth in Schedule I hereto and is incorporated herein by reference.
     During the last five years, neither Meadow Valley, nor, to the knowledge of Meadow Valley, any of the persons listed on Schedule I hereto, has been convicted in any criminal proceeding and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On July 2, 2007, Meadow Valley purchased 476,550 shares of the Issuer’s Common Stock from a shareholder of the Issuer. The total amount of funds expended for this purchase of the Common Stock was $6,790,837.50. These funds were from cash on hand generated by Meadow Valley’s operations.
Item 4. PURPOSE OF TRANSACTION
     Prior to the recent acquisition of additional shares of the Issuer, Meadow Valley and the Issuer already had several officers and directors in common and Meadow Valley was the majority shareholder of the Issuer. Meadow Valley believes that its acquisition and holding of the Issuer’s Common Stock fits within its long-standing strategy to 1) to diversify within different sectors of the construction industry, 2) to improve margins, and 3) to build long-term shareholder value.
     Meadow Valley has previously stated that it believes it is currently in the best interests of Meadow Valley and its shareholders to retain its investment in the Issuer. Meadow Valley believes that the retention and recent acquisition of the Issuer’s stock plays a significant role in the day to day operations of Meadow Valley because (1) the Issuer’s stock owned by Meadow Valley is pledged as collateral and used to support and increase Meadow Valley’s bonding capacity (surety credit provided by an insurance company guaranteeing Meadow Valley’s completion of work and payment of bills) when making bids for contracts, (2) the Issuer provides a significant amount of revenue and profit to Meadow Valley and (3) the Issuer’s stock is pledged to Meadow Valley’s primary lender as collateral under Meadow Valley’s credit lines.
Item 5. INTERESTS IN SECURITIES OF THE ISSUER
     As of the date of this Schedule 13D, Meadow Valley beneficially owns 2,501,550 shares of Common Stock, representing approximately 65.7% of the shares of Common Stock outstanding, based on the 3,807,500 shares of Common Stock reported by the Issuer to be outstanding as of May 2, 2007 in the

Issuer’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007 filed with the Securities and Exchange Commission on May 9, 2007.
     Meadow Valley has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition the 2,501,550 shares of Common Stock held by it.
     The aggregate number of shares of Common Stock owned by the persons listed on Schedule I, the respective percentage of the class represented by such shares and the voting rights associated with such shares are as set forth on Schedule I hereto.
     During the past sixty days, the following transactions in the Issuer’s Common Stock have been effected by Meadow Valley: July 2, 2007 purchase of 476,550 shares of the Issuer’s Common Stock from a shareholder of the Issuer.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Meadow Valley is a party to a Stock Pledge Agreement with Arch Insurance Company and Corporate Stock Transfer (the “Arch Pledge Agreement”) whereby 1,825,000 shares of the Issuer’s Common Stock is pledged as collateral for surety bonds provided by Arch Insurance Company (the “Arch Pledged Shares”) to Meadow Valley. The Arch Pledge Agreement grants a first and prior lien on the 1,825,000 shares to Arch Insurance Company. In the event of a default by Meadow Valley in the performance or payment of its contract obligations, Arch Insurance Company may take possession of any or all of the 1,825,000 shares and will have any and all rights of ownership thereto.
     Meadow Valley is a party to a Stock Pledge Agreement with The CIT Group/Equipment Financing, Inc. (“CIT”) and Corporate Stock Transfer (the “CIT Pledge Agreement”) whereby 200,000 shares of the Issuer’s Common Stock is pledged as collateral for loans made by CIT to Meadow Valley or its subsidiaries. The CIT Pledge Agreement grants to CIT a first and prior lien on the 200,000 shares and a second priority position on the Arch Pledged Shares. In the event of a default by Meadow Valley in any of its loan obligations with CIT, CIT may take possession of any or all of the 200,000 shares and will have any and all rights of ownership thereto.
     The persons set forth on Schedule I are not party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Block Trade Agreement, dated as of June 29, 2007, pursuant to which Meadow Valley Corporation purchased 460,550 shares of common stock of Ready Mix, Inc. from Bulldog Investors.
2	Stock Pledge Agreement, dated as of December, 2005, by and among Meadow Valley Corporation, Arch Insurance Company and Corporate Stock Transfer.
3	Stock Pledge Agreement, dated as of November 29, 2005, by and among Meadow Valley Corporation, The CIT Group/Equipment Financing, Inc. and Corporate Stock Transfer.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2007	MEADOW VALLEY CORPORATION
	By:	/s/ David D. Doty
	Name:	David D. Doty
	Title:	Chief Financial Officer

SCHEDULE I
     The name and present principal occupation of each director and executive officer of Meadow Valley Corporation (“Meadow Valley”) are set forth below. Also set forth below is the aggregate number of shares of Common Stock owned by each person, the percentage of the class represented by such shares, and the voting rights with respect to such shares. The business address for each person listed below is c/o Meadow Valley Corporation, 4602 E. Thomas Rd., Phoenix, Arizona 85018, and each person below is a United States citizen.

		Number of	Percentage of	Voting
		of Shares of	Class	Rights with
		Common Stock	Represented by	Respect to
		of Ready Mix,	Shares	Shares
		Inc. Beneficially	Beneficially	Beneficially
Name and Address	Present Principal Occupation	Owned (1)	Owned (2)	Owned (1)
Bradley E. Larson	President, Chief Executive Officer and Director of Meadow Valley	2,506,050 (3) (4)	65.8%	(1) (4)
Kenneth D. Nelson	Vice President, Chief Administrative Officer and Director of Meadow Valley	4,500 (5)	**	(1)
David D. Doty	Chief Financial Officer, Principal Accounting Officer, Secretary and Treasurer of Meadow Valley	2,250 (5)	**	(1)
Don A. Patterson*	President of Charles Cowan & Associates, Ltd.	7,250 (5)	**	(1)
Charles R. Norton*	Vice President of Trinity Industries	9,500 (5)	**	(1)
Charles E. Cowan*	Chief Executive Officer of Legacy Window Coverings, LLC	9,500 (5)	**	(1)

* Director of Meadow Valley
** Less than 1%
(1) Beneficial ownership includes direct and indirect ownership of shares of Common Stock, including rights to acquire beneficial ownership of shares upon the exercise of stock options exercisable as of July 2, 2007 and that would become exercisable within 60 days of such date. Unless otherwise indicated, each person listed above has sole voting and investment power over the shares listed as beneficially owned by such shareholder, subject to community property laws where applicable.
(2) Based on 3,807,500 shares of Common Stock of the Issuer outstanding as of May 2, 2007, according to the Form 10-Q filed by the Issuer on May 9, 2007.
(3) Includes vested portion of stock options to purchase 16,750 shares of Common Stock.
(4) Mr. Larson is Chief Executive Officer and majority shareholder of Meadow Valley, which owns 2,501,550 shares of Ready Mix, Inc. Common Stock, and may be deemed a beneficial owner of these shares under the rules of the SEC. The Board of Directors of Meadow Valley, by majority vote, votes these shares through Mr. Larson.
(5) Includes vested portion of stock options to purchase 16,750 shares of Common Stock.